Exhibit 99.3
Annual Independent Accountant’s Servicing Report

[KPMG Letterhead]
Independent Auditors’ Report
The Board of Directors
Hyundai Motor Finance Company:
We have examined management’s assertion about Hyundai Motor Finance Company’s (the Company’s) compliance with the minimum servicing standards set forth in the Mortgage Bankers Association of America Uniform Single Attestation Program for Mortgage Bankers, as they relate to the servicing of retail automobile loan contracts of Hyundai Auto Receivables Trust 2005-A, as of December 31, 2005 and for the period from July 8, 2005 to December 31, 2005, included in the accompanying management’s assertion. The minimum servicing standards not considered by the Company to be applicable to the servicing of retail automobile loans include procedures 2, 3, and 4 of section I – Custodial Bank Accounts, procedures 1, 2, 3, and 4 of section III – Disbursements, procedures 2, 3, and 4 of section V – Mortgage Loan Accounting, and procedure 1 of section VII – Insurance. Management is responsible for the Company’s compliance with the applicable minimum servicing standards. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.
Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, including examining, on a test basis, evidence about the Company’s compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the minimum servicing standards.
In our opinion, Hyundai Motor Finance Company has complied, in all material respects, with the aforementioned minimum servicing standards as of December 31, 2005 and for the period from July 8, 2005 to December 31, 2005, as they relate to the servicing of retail automobile loan contracts of Hyundai Auto Receivables Trust 2005-A. We did not examine the Company’s compliance with the minimum servicing standards procedures 2, 3, and 4 of section I – Custodial Bank Accounts, procedures 1, 2, 3, and 4 of section III – Disbursements, procedures 2, 3, and 4 of section V – Mortgage Loan Accounting, and procedure 1 of section VII – Insurance as these were considered by the Company not to be applicable.
/s/ KPMG LLP
March 3, 2006

MANAGEMENT ASSERTION
As of December 31, 2005 and from July 8, 2005 through December 31, 2005, Hyundai Motor Finance Company has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers, as they relate to the servicing of retail automobile loan contracts of Hyundai Auto Receivables Trust 2005-A.
The minimum servicing standards not considered applicable to the servicing of retail automobile loan contracts include procedures 2, 3 and 4 of section I - Custodial Bank Accounts, procedures 1, 2, 3 and 4 of section III - Disbursements, procedures 2, 3 and 4 of section V - Mortgage Loan Accounting and procedure 1 of section VII - Insurance.
Hyundai Motor Finance Company

/s/ Randy Park	/s/ Halina Yip Tang

Randy Park	Halina Yip Tang
Director, Finance (acting as Vice President, Finance)	Controller
March 3, 2006